Exhibit 99.1

Atrium European Real Estate Limited

First quarter 2018 trading update

Jersey, 15 May 2018, Atrium European Real Estate Limited (VSE/Euronext: ATRS), (“Atrium” or the “Company” and together with its subsidiaries, the “Group”), a leading owner, operator and redeveloper of shopping centres and retail real estate in Central and Eastern Europe, provides an update on trading for the three months ended 31 March 2018.

KEY HIGHLIGHTS

●	At an operating level, the Group performed strongly with EPRA like-for-like net rental income growth of 4.1% across the entire portfolio and 2.5% growth excluding Russia.

●	Due to €1.5m loss of revenue from disposals and €0.8m temporary impact of redevelopments, the total NRI dropped marginally by €0.8m. This was partially offset by positive momentum in like-for-like assets.

●	EBITDA increased by 4% driven by the like-for-like net rental growth and the benefits of lower costs delivered through the 2017 cost savings programme.

●	The ongoing strategy to focus the Company’s portfolio continued with the signing of two sales agreements in April; one for the sale of Atrium Militari in Romania at €95m and the other for the sale of Atrium Saratov in Slovakia at €10.3m. This followed the recent disposals of 18 assets in Hungary and one in the Czech Republic. In total, 21 assets were disposed of over the last 6 months, for €175m.

●	More than 80% of our standing investments portfolio is now located in Poland and the Czech Republic after effectively exiting both the Hungarian and Romanian markets.

●	Balance sheet well positioned to support growth with €49m in cash and marketable securities, and continued low gearing with a net LTV of 32.9%.

●	An increase and extension of the revolving credit facility was signed in May, following which the unutilised revolving credit facility amounts to a total of €300m, an increase of €75m and an extension of 3 years to 2023.

KEY FINANCIAL FIGURES FOR THE PERIOD

	3M 2018	3M 2017	CHANGE
	€m	€m	%
Net rental income	46.8	47.6	(1.8)%
EPRA Like-for-Like net rental income	32.5	31.3	4.1%
EBITDA	41.4	39.8	4.0%
Company adjusted EPRA earnings	29.7	30.5	(2.5)%

Liad Barzilai, Chief Executive Officer of the Group, commented: “Over the first quarter of 2018, we have continued to progress with our portfolio repositioning strategy. This has been achieved both through our extension and redevelopment programme, with our projects Atrium Targowek, Atrium Reduta and the next phase of Atrium Promenada on track to complete later this year, as well as through further asset sales. With the disposals announced earlier this year and our recent sale of Militari, we have now effectively exited Hungary and Romania and have over 80% of our assets in the Czech Republic and Poland, the region’s strongest economies. These strategies are being reflected in the Group’s operational performance with healthy like-for-like rental income growth across the portfolio and I believe that there is more to come as our extensions complete and we receive the full benefit of our cost savings programme.”

Further information can be found on the Company’s website www.aere.com or for Analysts:

mkatz@aere.com

Press & Shareholders:

FTI Consulting Inc +44 (0)20 3727 1000

Richard Sunderland

Claire Turvey

Ellie Sweeney

atrium@fticonsulting.com

The Company is established as a closed-end investment company incorporated and domiciled in Jersey and regulated by the Jersey Financial Services Commission as a certified Jersey listed fund, and is listed on both the Vienna Stock Exchange and the Euronext Amsterdam Stock Exchange. Appropriate professional advice should be sought in the case of any uncertainty as to the scope of the regulatory requirements that apply by reason of the above regulation and listings. All investments are subject to risk. Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.